HK Graphene Technology Corporation

800 E. Colorado Boulevard, Suite 888

Pasadena, CA 91101

November 3, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention: Justin Dobbie, Legal Branch Chief

Re:

HK Graphene Technology Corporation, formerly Angstron Holdings Corporation

Form 10-K for the Year Ended December 31, 2014

Filed April 3, 2015

File No. 333-140148

Dear Ms. Jenkins:

We are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 22, 2015 (the “Comment Letter”) addressed to HK Graphene Technology Corporation, formerly known as Angstron Holdings Corporation (the “Company”), relating to the Annual Report on Form 10-K for the year ended December 31, 2014, filed on April 3, 2015, as amended on April 7, 2015 (“Form 10-K”).

In this response letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

Report of Independent Registered Public Accounting Firm, page F-2

Please make arrangements with your auditors to revise the opinion paragraph of their audit report to also cover Angstron Holdings Corporation’s balance sheet as of December 31, 2013 and the statements of operations, changes in stockholders’ deficit and cash flows for the year then ended, consistent with the first paragraph of their audit report. Please further amend you Form 10-K to include this revised audit report. Refer to the guidance outlined in Rule 8-02 of Regulation S-X.

The Company advises the Staff that it has obtained a revised audit report from its former auditor, Anton & Chia, LLC, reflecting the additional language as requested by the Staff and has filed an Amendment No. 2 to the Form 10-K to include such revised audit report concurrently with this letter.

In connection with the above-referenced filing by the Company, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have adequately responded to the Staff’s comments. Please direct any questions or comments regarding this letter or the Comment Letter to JR Lanis, Esq. at Fox Rothschild LLP, at (310) 228-3010. Thank you.

Sincerely,

HK GRAPHENE TECHNOLOGY CORPORATION

/s/ Jianguo Xu,

Chief Executive Officer